Exhibit 99.1

Scorpio Tankers Announces an Agreement for One Newbuilding Vessel, Execution of the 2011 Newbuilding Credit Facility, Agreement to Extend Loan Availability and Amend Financial Covenants, and Extension of Time Chartered-In Vessels

MONACO -- (Marketwire) – December 22, 2011 - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced that it has (i) signed a contract with Hyundai Mipo Dockyard Co., Ltd. of South Korea (“HMD”) to construct a 52,000 DWT MR product tanker for approximately $36.4 million (“sixth newbuilding”), (ii) executed a $92.0 million credit facility  (“2011 Newbuilding Credit Facility”) with Credit Agricole Corporate and Investment Bank (“CA-CIB”) and Skandinaviska Enskilda Banken AB (“SEB”) to partially finance four previously announced newbuilding 52,000 DWT product tankers (MRs) that the Company contracted for in June 2011 with HMD in South Korea, (iii) reached an agreement with its lenders to extend the availability for the 2011 Credit Facility with Nordea Bank Finland plc, DnB NOR Bank ASA, and ABN AMRO Bank N.V., to finance one of the newbuilding 52,000 DWT product tankers (MR) that the Company contracted for in June 2011 and the sixth newbuilding, (iv) reached an agreement with its lenders to amend financial covenants in certain loans, and (v) extended certain time chartered-in agreements.

Emanuele Lauro, CEO of Scorpio Tankers, commented, "Modernizing our fleet while securing financing for all of our newbuildings; expanding our relationship with our lenders; and taking advantage of what we believe are very attractive time charter opportunities all reflect that the Company will be positioned appropriately going forward.  Our view of improving market fundamentals remains intact, highlighted by the recent strengthening in spot rates, and the steps we are taking to solidify our position for the future."

Newbuilding Vessel Agreement

The sixth newbuilding vessel that the Company has agreed to acquire is scheduled to be delivered to the Company in January 2013.  The agreement contains options for the Company to order up to three additional 52,000 DWT MR product tankers of the same specifications.  The first option is for the construction of a single additional vessel at the same price as the sixth newbuilding, and the Company must notify the shipyard by the middle of January 2012 if it intends to exercise this option.  In the event the Company exercises the first option,  the Company shall have a second option for the construction of a further two vessels for a price of $37.2 million each, and the Company must notify the shipyard by the middle of March 2012 if it intends to exercise this option.

2011 Newbuilding Credit Facility

The 2011 Newbuilding Credit Facility with CA-CIB and SEB is for the partial financing of the pre-delivery and delivery installments for the four newbuildings that the Company contracted for in June 2011 and which are scheduled for delivery between July and October 2012.  The facility is for an aggregate of $92.0 million to be made available in four tranches, one for each vessel, in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel.  Drawdowns will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent.  The four vessels will be collateral for the credit facility.  The tranche relating to each vessel will be repaid after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years, and each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.  Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum.  A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.  The covenants and other conditions are similar to those contained in the Company’s existing credit facilities.

Loan Modifications

Agreement to Extend the Availability Period on the 2011 Credit Facility

The Company agreed with its lenders to extend the availability period of its 2011 Credit Facility through May 2013.  This will give the Company the ability to use this facility to finance up to 50% of the cost of the fifth newbuilding vessel contracted for in June 2011 (scheduled for delivery in October 2012) and the sixth newbuilding vessel.  There is currently $115 million available under this facility.

Agreement to Amend Financial Covenants of the 2010 Credit Facility and 2011 Credit Facility

The Company has also reached an agreement with its lenders to amend its financial covenants in the 2010 Credit Facility and 2011 Credit Facility.  The amended provisions provide in substance that:

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The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 1.50 to 1.00 for the first quarter of 2013, then increase to 1.75 to 1.00 for the second quarter of 2013, then increase to 2.00 for the third quarter of 2013 and through the maturity date of the loans.  Such ratio shall be calculated quarterly on a trailing four quarter basis.

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Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

Other Modifications

The margin on the each of the 2011 and 2010 Credit Facility will increase to 3.50% per annum beginning with the first quarter of 2012.  Beginning with the fourth quarter of 2013, this margin will be reduced to 3.25% per annum so long as the Company’s debt to capitalization ratio is less than or equal to 50%.  If such ratio exceeds 50% then the margin shall remain at 3.50% per annum.

The Company is restricted from paying dividends until its EBITDA to interest expense ratio is 2.00 to 1.00 or greater.

An aggregate amendment fee of approximately $0.7 million will be assessed for the above mentioned modifications, which include the extension of the availability period of the 2011 Credit facility and the amendments of the financial covenants of both credit facilities.

Time chartered-in extensions

Histria Azure - This vessel is currently off-hire and is expected to be re-delivered to the Company in January 2012.  We have extended the term of the charter for this vessel for one year after the vessel is re-delivered to us at $12,000 per day.  Pursuant to this charter agreement, we have an option to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

Krisjanis Valdemars – This charter agreement was extended two months to February 14, 2012 from its original expiry date.  Subsequent to that, the Company has three consecutive optional periods of four, three, and three months, respectively, at the base rate of $12,000 per day.  This agreement also contains a profit and loss sharing provision whereby 50% of the vessel’s profits and losses above or below $12,000 per day are split with the vessel owner.

Kraslava – This charter agreement was extended one month to February 26, 2012 from its original expiry date.  Subsequent to that, the Company has three consecutive optional periods of five, three and three months, respectively, at the current base rate of $12,070 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns a fleet of 12 vessels (one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker) with an average age of 5.9 years, time charters-in seven vessels (one LR2 tanker and six Handymax tankers), and has contracted for six newbuilding MRs, which are scheduled to be delivered to the Company between July 2012 and January 2013.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.  Information on the Company’s website does not constitute part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.